I am Tajah. I am the Chief Operating Officer at Wave Mobile Technologies. We started out as ScoopM. The goal of the company was to provide a safer alternative than what was out there already. Since then, we've turned into Wave and Wave has blossomed into a company that is very much so focused and dedicated to providing services in our community to those people that are transportation insecure, the vulnerable population, the medically fragile.

There are single parents that need to get their children to after school activities. Single parents that need to get their children to school. We've had the opportunity to work with a few restaurants. community matters. Cafe is one example. They were given a grant to provide lunches for first responders during COVID.

Our company was able to provide drivers to deliver those catering orders, those lunches to those first responders. The fact that we have been able to provide a lot of these services, you know, whether we are subsidizing those services. Is, or whether we are actually, you know, giving those completely for free or out of our own personal pockets.

The fact that we're able to provide those services to people, that someone can call me, you know, in an emergency and ask for a ride. My pastor can call me and ask for a ride, and I'm able to provide it. My mom, You know, she had to have surgery not long ago. You know, if, if my brother and I are not available to take her to her doctor's appointments.

We have drivers that are available in the area and that are sensitive to those things. We have drivers that are trained. They're certified for, you know, as far as the nanny positions are concerned. They have to meet certain qualifications. They honestly have to meet certain qualifications in order to be a WAVE driver at all.

We require not just background checking and face to face interviews. We require feedback. from our customers to find out if that driver is a good fit, because we won't know until they get out there and they drive someone. So since we have all of these categories of drivers, we do our best to make sure that they are a good fit for wave has been able to impact the community in such positive ways because we're really invested in making the areas that we operate in just that much safer and bringing the community together, you know, one wave at a time.